(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 0-27412 NOTIFICATION OF LATE FILING

For Period Ended: Fiscal Year Ended December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Cotelligent, Inc.

Full Name of Registrant

Former Name if Applicable

100 Theory, Suite 200

Address of Principal Executive Office (Street and Number)

Irvine, CA 92612

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Registrant is unable to timely file its report on Form 10-K for the fiscal year ending December 31, 2003. The Registrant has been working diligently to prepare its consolidated financial statements for the year ended December 31, 2003, and such consolidated financial statements have been substantially completed. However, the Registrant has not been able to finalize its preparation and review work in time for it to file the Form 10-K within the prescribed period without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Curtis J. Parker (Name)	949 (Area Code)	823-1600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

The Registrant anticipates a significant change in its results of operations from the last fiscal year will be reflected by the earnings statements to be included in its 2003 Form 10-K. Specifically, the Registrant expects to report net loss of approximately $12.3 million for 2003, compared to net loss of $8.7 million previously reported in 2002. The 2003 net loss was the result of a decrease in revenues of approximately $7.0 million and a decrease in benefit for income taxes from $7.4 million previously reported in 2002 to approximately $2.5 million in 2003, offset by decreases in selling, general and administrative expenses in 2003 of approximately $5.4 million.

Cotelligent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 30, 2004	By:	/s/ Curtis J. Parker
			Name:	Curtis J. Parker
			Title:	Executive Vice President, Chief Financial Officer, Treasurer & Assistant Secretary